January 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Laura Nicholson
Special Counsel
Office of Transportation and Leisure

Re:	Corporación América Airports S.A.
Pre-Effective Amendment No. 1 to Registration Statement on Form F-1
Filed December 26, 2017
File No. 333-221916

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 5, 2018 (the “Comment Letter”) relating to Pre-Effective Amendment No. 1 to Registration Statement on Form F-1, as filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2017 (“Amendment No. 1”). Concurrently with this response, the Company is filing with the Commission Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”) which incorporates the revisions to Amendment No. 1 described herein. For the Staff’s convenience, the Company is providing the Staff with one paper copy of Amendment No. 2, together with three blacklined copies to show changes from Amendment No. 1. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 69

1.	From pages 57, 59, 205, 206, 209, and 210, we note subsequent to September 30, 2017 new debt has been or will be issued. Please tell us your consideration of presenting the aggregate pro forma effects of these transactions pursuant to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe that disclosure of pro forma financial information for the new debt issuances would be material to investors. The Company respectfully points out that, as described in “Use of Proceeds” on page 57 of the Prospectus, approximately $76.0 million of such new debt will be repaid with the net proceeds of the offering and, in addition, most of the remainder of the new debt, i.e., the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement, are short term facilities that mature in June 2018 and March 2018, respectively, that the Company intends to repay with new borrowings under the amendment and extension agreements with BNDES described on page 210 of the Prospectus. Moreover, the Company has presented the impact of the new debt on the capitalization of the Company in the “Adjusted” column under “Capitalization” on page 59 of the Prospectus.

U.S. Securities and Exchange Commission January 9, 2018 Page 2

Management’s Discussion and Analysis, page 72

Liquidity and Capital Resources, page 104

Cash Flows, page 105

Years ended December 31, 2016 and 2015, page 106

Operating Activities, page 106

2.	In bullet (ii) you state an increase of U.S. $86.8 million principally resulting from the acquisition of U.S. $83.0 million by unallocated companies of other assets in 2015 increased cash flows from operating activities in 2016. Please clarify what this represents and how it contributed to operating cash flows.

In response to the Staff's comment, the Company wishes to clarify to the Staff that one of the contributing factors to the net increase in operating cash flows for 2016 as compared to 2015 was the increase in trade payables and other liabilities in 2016 as compared to 2015, due to a higher payments of trade payables and other liabilities in 2015. The reference to other assets was incorrectly included in the previous filing as it was not a factor explaining the variance. The Company has revised the disclosure in the “Management’s Discussion and Analysis—Liquidity and Capital Resources—Cash Flows—Years ended December 31, 2016 and 2015—Operating Activities” section on page 106 of the Prospectus to clarify the contributing factors for the increase in cash flows from operating activities in 2016.”

Business, page 117

Main Commercial Customers, page 128

3.	We reissue our comment previously issued as an oral comment. The table on page 129 references footnote 1. However, we were unable to locate footnote 1. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the “Business—Main Commercial Customers” section to include footnote 1 to the table on page 129 of the Prospectus.

U.S. Securities and Exchange Commission January 9, 2018 Page 3

Management, page 213

Compensation, page 216

4.	Please advise us whether you will include 2017 executive compensation disclosure in your next filing.

In response to the Staff’s comment, the Company is unable to include 2017 executive compensation disclosure in this filing, because the final amounts are not yet available.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.